CUSIP NO. 92025Y103	Page 10 of 10 Pages

Exhibit 99.1

Exhibit 1

Bpifrance Participations S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance Participations”) is a French public investment entity specializing in the business of equity financing via direct investments or fund of funds. Bpifrance Participations is wholly-owned by Bpifrance S.A., a French credit institution. The Caisse des Dépôts et Consignations, a French special public entity (établissement special) (“CDC”) and EPIC Bpifrance, a French public institution of industrial and commercial nature (“EPIC”) each hold 49.2% of the share capital of Bpifrance S.A. and jointly control Bpifrance S.A. CDC is principally engaged in the business of long-term investments. EPIC is principally engaged in the business of banking finance.